INVEST IN **TURANT**

Instant transactions using highly accurate voice identification & verification



turant
VOICE VERIFIED 2FA

turant.ai Saratoga, CA

Technology | Fintech & Finance | B2B | AI

Highlights

1. Targeting Voice Id Access Management solutions with password less login, 2 FA and other application
2. Multiple revenue accounts in Asia now and successful trials being completed in South America and US
3. Agnostic to any spoken language and dialect, with 10X price advantage
4. Strong social impact aspect - helping improve quality of life & finances of common people worldwide

Featured Investor



Malay Jindal
Syndicate Lead

Follow

Invested $5,000

"I have known the founder, Anurag Goel, for more than 40 years and have utmost faith in his integrity, work ethic and desire to make the business a success.

The team has a very large vision to change the world and wherewithal to make it happen. The project they are undertaking is on a trajectory to make a difference in 75% of the world once it starts scaling. In addition, the social impact aspects of their solution is highly commendable. The following synopsis highlights where the solution and the team can make a difference going forward.

Business traction and focus

Enterprise B2B business

A significant price reduction - compared to the typical industry pricing there is almost an order of magnitude reduction in pricing by utilizing the latest research available and the Large Language models they are able to surpass the

achievements of the established players at a fraction of the price and that opens up a huge market unattainable up to now

Superior and enhanced accuracy - their patent filed solution differentiates them from the competition and has levels of accuracy that has got potential customers interested in the implementation of the solution

ROI reached rapidly for the customers within a short time of implementation - the businesses have seen their returns quickly and are able to capture revenues through the efficiencies offered

Immediate implementation - the solution developed can be deployed fairly quickly by a competent team and typically within days to weeks rather than months.

Social Impact

Partnership with major philanthropic organizations - their partnership with the world's leading philanthropic organizations to support their endeavors with an affordable price point

Their partnership with a leading financial payment provider in India is targeting bill payments for over 60M subscribes with full incorporation

National Defense and Security

Their leadership in the solutions they have working with border security and first responders are truly remarkable and one of a kind in the world

Strong Management team

Strong educational credentials - the team's education pedigree is from top tier universities in the world where admissions are supremely competitive and exiting with the degree is a stamp of credibility.

Prior experience in successful start-ups and in Large companies - the team has worked in large companies which are now the target customer base and also have raised money for start-ups and exited them successfully

Proven success in scaling products to 100s of Millions of subscribers

Senior sales person with multiple large and start-up company sales leadership experience

Strong burn management

The team has managed to achieve a significant amount of progress on a shoestring budget, including the product-market POC. The team has the desire to make it happen in today's challenging environment.

Great go to market plan

The team has established partnerships with senior people in partner companies to be able to use their feet to find sales. The current deep sales pipeline is demonstrating that

Careful marketing expense to obtain a demand in the market with very focused and specific exercises

Scalable deployment solution

I personally observed the design of the solution coupled with the latest technology solutions available which will allow the team to comfortably scale to over 100 Million transactions as needed

The available flexible cloud solutions allow rapid horizontal and vertical scaling

Earn as you go scaling of burn

The team's target of scaling the burn as they earn more business is very commendable and ensures that my investment will be safe and potentially bring outsize returns

We understand the team needs some money initially to jump start

The founders also have invested quite a large amount of their personal money which shows commitment and tenacity to make it

NOTE: My observations are presented to the best of my knowledge and based on reasonable information about current solutions. Please validate your personal doubts and questions."

Our Team



Anurag Goel CEO and Founder

Developed end to end solutions in the past which created billions in revenue. Raised $65M for past start-up and exited it successfully.

> Due to my middle class family background, I am aware of the limitations in adopting the latest products due to low familiarity with smartphones, computer and limited comfort with English language. Turant Voice biometric solutions hold the promise to bring benefits of digital economy to the unserved masses.



Manjit Singh Chief Business Officer

Taken a start-up to IPO on NASDAQ. Scaled revenues 4x for multiple Fortune 100 companies.



Sairam S. Chief Scientist

Seasoned technology executive and IIT alumni with PhD from Idaho. Developed disruptive technologies including AI solutions for multiple industries.



Awaneesh Mishra Chief Products Officer

Scaled solutions to support over 100M+ subscribers in less than 18 months. Strong experience in building solutions based on dynamic market requirements.

Empowering everyone with digital identification!

Introducing Turant and the amazing potential to change the world



Please accept cookies to access this content





www.turant.ai
SILICON VALLEY, USA
DELHI, INDIA

Turant means **quick** and we intend to be the verb for quick transactions with your voice

turant
Our charter
Provide empowerment to people using Voice IdAM
SMS 2-FA is Fraud-prone
Strong demand to use alternate, more secure 2-factor authentication methods
Secure access additional auth.
Field attendance
Payments
Voice BOT authentications.

Turant uses **Voice to identify** and has made the process so **accurate** that it is being used for **Password-less login**, myriad other solutions.

turant
Pain point we are solving
Problem Statement:
Authentication usage limited due to device requirements limiting general purpose deployment
Our solution:
Turant makes a patent filed, accurate and cost-efficient solution available to anyone in any language and in the absence of internet

The problem we are solving

turant
OUR SOLUTION
SOLUTION
Turant (patent in-process), makes an Accurate Cost-Efficient Solution accessible to masses in any language without the need for internet.
Market: Multiple green-field segments without competition, each with >$5 Bn TAM / year

On path to success, achievements



turant
Achievements since last fund close from Feb 2023
1. Multiple revenue POs/deployments with opportunity to scale massively
2. New business in Latin America and USA
3. Product GA'ed for deployment
4. Customer influenced roadmap

Our differentiators

turant
OUR DIFFERENTIATIONS
OUR
DIFFERENTATIONS
Our product is the culmination of customized algorithms that have been iterated on for years to create an industry-leading accuracy; we are currently in the process of filing a patent to protect it.
PATENT FILED HIGHEST ACCURACY
★ Very high accuracy with a touchless solution
+10X PRICE DISRUPTION
★ Opens significant scaling opportunities in new markets
VERSATILE
★ No language or literacy dependence
★ Supports any voice device
END TO END SOLUTIONS
★ Quickly and easily integrate into customer's systems

Turant traction segments

turant
TURANT TRACTION
We have attained significant traction with ~30 opportunities in the pipeline at various stages of sales cycle
Password less login
AUTHENTICATION FOR DIGITAL PAYMENTS
In stream ID
DESCRIPTION
1. Creating locally hosted MFA authentication where no public internet access is allowed, e.g., datacenters
2. Alternate to expensive SMS OTP
3. Sales force field tracking
Supporting digital payments' authentication
Identify end-users in stream while communicating on their job
TRACTION
4+ customer opportunities
1 channel with large customer bases many trials and opportunities
2 Fortune 50 Enterprise opportunies Multiple small one

Our business traction

our business traction



Customer solutions where we are deployed or in active consideration.



And more..

And a few more ...



turant
TURANT IN ADDITIONAL APPS
LOYALTY PROGRAMS
Real time customer ID for loyalty programs
COMPLIANCE
E-document authentication
HEALTHCARE ID (NON-US)
Legal identification of callers
remote authentication with no data connectivity
verify with a central dB
no geographical limitations
effective dissemination of aid
USE AS NATIONAL ID

Turant for financial industry - a sample

Please accept cookies to access this content

Our pricing strategy and business model

turant
BUSINESS MODEL
1
PAY AS YOU GO SAAS DEPLOYMENT
MODEL
2
SECURE OPEN API ACCESS
3
ADDRESS THE MARKET WITH BEST OF BREED CHANNELS
PAYMENTS
Email
Password
Pay $200

The market analysis

turant
MARKET ANALYSIS
Across our target segments, we have massive markets that are each expected to rapidly grow



Introduction to the product



Industry leading AI solutions



Turant product - very easy to use. One-time registration and use that sample for continued verification again and again - multiple times a day for an end user

One time registration





REGISTRATION
PER USER

Verify all you want





turant
PRODUCT
Welcome to Voice Verify™
Verification
Successfully Verified
QUICK
AUTHENTICATION
AT ANY SUBSEQUENT
POINT

turant
Product/Market Validation
National ID 10%
Others 5%
E-commerce 10%
Banking, Financial & Insurance Service 35%
Fintech 40%
Field Experience
~40,000+
samples
evaluated

Huge traction in product/market fit



turant
FUNDING
Seek Series A to fund expansions
Targeting to achieve $0.5M ARR in +1 year following the raise
Attain seed funding from investors to enhance GTM efforts by investing in product, sales, and marketing
Friends & Family crowdfunding raised ~$130K, Trials at many customers direct and via partners
Bootstrapped, ~$350k
SERIES A ROUND
SCALING TURANT
SEED FUNDING
BEGINNING COMMERCIAL EFFORTS
PRODUCT DEVELOPMENT
WE EXPECT TO BE ABLE TO ACHIEVE
$0.5M IN ARR
WITHIN A YEAR OF THE FULL SEED FUNDING
Forward projections in this slide are not guaranteed

COMPETITIVE LANDSCAPE

Current vendors focus on increasing efficiency among call centers while Turant is targeting markets which require higher accuracy

FEATURE	TURANT	ID R&D	TONETAG	[24]7.AI	NUANCE/ MICROSOFT	Phonexia
VOICE AUTHENTICATION						
ACCURACY OF VOICE AUTHENTICATION						
LANGUAGE AND DIALECT AGNOSTIC						
NOT DEPENDENT ON SMARTPHONE/INTERNET						
SMS 2FA REPLACEMENT						
PASSWORD-LESS LOGIN						
E-COMM COD FRAUD						
REDUCE CALL CENTER MANPOWER USE						
SAAS SOLUTION						

Turant professes a much higher accuracy for which patent process is underway

Our competitive landscape

Some competition in the market. None in the markets we are involved in



Our financial projections.